UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-39025

9F Inc.

(Translation of registrant’s name into English)

Room 1207, Building No. 5, 5 West Laiguangying Road

Chaoyang District, Beijing 100012

People's Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

9F Changes Its Independent Registered Public Accounting Firm

Beijing, China, September 18, 2025 -- 9F Inc. (“9F” or the “Company”) (NASDAQ: JFU), a digital technology service provider aiming to empower institutional partners with advanced financial technologies, today announced that the Company’s board of directors and the audit committee of the board approved the dismissal of Wei, Wei & Co., LLP (“Wei Wei”) as the Company’s independent registered public accounting firm, effective September 16, 2025, and the appointment of Marcum Asia CPAs LLP (“Marcum Asia”) as the Company’s new independent registered public accounting firm for the fiscal year ending December 31, 2025, effective September 16, 2025.

The reports of Wei Wei on the Company’s consolidated financial statements for the fiscal years ended December 31, 2024 and 2023 contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2024 and 2023, and the subsequent interim period through September 16, 2025, there have been (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F) between the Company and Wei Wei on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Wei Wei, would have caused Wei Wei to make reference thereto in their reports on the Company’s consolidated financial statements for such years, and (ii) no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F) except for the material weaknesses in the Company’s internal control over financial reporting relating to (1) a lack of sufficient financial reporting and accounting personnel with appropriate U.S. GAAP knowledge and SEC reporting experience to properly address complex U.S. GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and the financial reporting requirements set forth by the SEC; (2) a lack of proper documentation in support of certain accounting transactions and for the facilitation of the audit process and a lack of proper documentation in support of the Company’s investment values, credit losses and impairment analysis; and (3) a lack of sufficient policies and procedures to monitor the accounting treatment of complex financial instruments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

9F Inc.

	By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer

Date: September 18, 2025

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